Joseph C. Theis, Jr. 617.570.1928 jtheis@goodwinprocter.com	Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting the treatment is
Neos Therapeutics, Inc.
2940 N. Hwy 360
Grand Prairie, TX 75050
Attn: Vipin Garg
Telephone:  (972) 408-1300

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

July 1, 2015

VIA FEDERAL EXPRESS AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Jeffrey P. Riedler

Re:	Neos Therapeutics, Inc.
Registration Statement on Form S-1
File No. 333-205106
CIK No. 0001467652

Dear Mr. Riedler:

This letter is being submitted on behalf of Neos Therapeutics, Inc. (the “Company”) to supplement the Company’s prior response to comment 11 contained in the letter (the “Comment Letter”) dated May 21, 2015 from Jeffrey P. Riedler of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Vipin Garg, Chief Executive Officer, President and Director of the Company with respect to the above-referenced Registration Statement.  To assist the Staff of the Commission in the review of the Company’s response to such comment 11, we have included in the Company’s response a bona fide estimate of the range of the offering price for the shares of the Company’s common stock offered by the

CONFIDENTIAL TREATMENT REQUESTED BY NEOS THERAPEUTICS, INC.

Registration Statement.

For reference purposes, the text of the Comment Letter has been reproduced herein with a response below the comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.  The response provided herein is based upon information provided to Goodwin Procter LLP by the Company.

1.              We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Response:

The Company supplementally advises the Staff that the underwriters in the initial public offering have communicated to the Company that they expect the proposed price range for the common stock to be between $[***] to $[***] per share.  Please note that while the Company expects to effect a reverse stock split prior to the initial public offering, the price range above does not reflect the impact of the anticipated reverse stock split.  This estimated bona fide price range is based on a number of factors, including the prevailing market conditions and estimates of the Company’s business potential, the general condition of the securities market, the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies and preliminary discussions with the underwriters for this offering regarding potential valuations of the Company. The actual bona fide price range to be included in a subsequent amendment to the Registration Statement has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the actual bona fide price range will be within this estimated bona fide price range.  In addition, the actual price range to be included in such amendment will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

In comparison, the estimate of the fair value of the Company’s common stock was $4.47 per share at May 26, 2015 and June 2, 2015.  The fair value was determined by the Company’s board of directors with the assistance of a contemporaneous valuation of the Company’s common stock as of March 31, 2015 prepared by a third party valuation firm.  This valuation utilized a Probability Weighted Expected Return Method attributing a 70% probability to an initial public offering and a 30% probability to the scenarios of remaining a private company or of a sale, merger or liquidation and reflected an 8% and 12% discount, respectively, for the lack of marketability of the Company’s common stock.  The 70% weighting attributed to an initial public offering reflected the Company’s subjective assessment as to the necessity and likelihood of an initial public offering in light of the working capital provided by the Company’s recent

CONFIDENTIAL TREATMENT REQUESTED BY NEOS THERAPEUTICS, INC.

financing round, macro-economic and market conditions, including market conditions for initial public offerings of similarly situated companies, the Company’s subjective assessment as to the likelihood of FDA approval of NT-0102, the Company’s continued progress towards commercialization in the event any of the Company’s product candidates are approved, and the Company’s subjective assessment as to the likelihood of successfully executing an initial public offering in the coming months, among other factors.  As is typical in initial public offerings, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined based upon discussions between the Company and the underwriters. Among the factors considered in setting the estimated price range were prevailing market conditions and estimates of the Company’s business potential, the general condition of the securities market and the market prices of, and demand for, publicly-traded common stock of generally comparable companies.

In addition, the Company believes that the difference in value reflected between the estimated price range and the determination of the fair value of its common stock at May 26, 2015 and June 2, 2015 was primarily the result of the following factors:

•                  since June 2, 2015, the Company publicly filed the registration statement referenced above;

•                  since June 2, 2015, the Company has continued to advance its preparations for the resubmission of an NDA for NT-0201 and the submission of an NDA for NT-0202, which the Company expects to resubmit and submit by July 2015 and the third quarter of 2015, respectively, and the FDA has recently conducted a cGMP and pre-approval inspection related to its NDA for NT-0102;

•                  the contemporaneous valuation report described above contains multiple liquidity scenarios, including an initial public offering to which the Company assigned a probability weighting of 70%. The consideration of different scenarios accounts for some but not all of the difference between the initial public offering price and the fair value determinations at May 26, 2015 and June 2, 2015;

•                  the valuation report described above took into account the uncertainty surrounding the initial public offering in terms of the likelihood of success, timing and price.  The estimated initial public offering price range necessarily assumes that the initial public offering has occurred and that a public market for the Company’s common stock has been created, and therefore excludes any discount for lack of marketability of the Company’s common stock, which was factored in the fair value determinations at May 26, 2015 and June 2, 2015.   Accordingly, the previously used private company valuation methodology is no longer applicable;

•                  the assumption that all of the shares of the Company’s preferred stock have converted

CONFIDENTIAL TREATMENT REQUESTED BY NEOS THERAPEUTICS, INC.

into common stock in connection with the initial public offering. In contrast, the Company’s holders of preferred stock had, and will have until the completion of the initial public offering, substantial economic rights and preferences over holders of the Company’s common stock, which were appropriate to consider in determining fair value at May 26, 2015, June 2, 2015 and in prior periods;

•                  the proceeds of a successful initial public offering would substantially strengthen the Company’s consolidated balance sheet by increasing the Company’s cash and cash equivalents. Additionally, the completion of this offering would provide the Company with access to the public company debt and equity markets and a lower cost of capital following the public offering. These projected improvements in the Company’s consolidated financial position influenced the estimated price range; and

•                  the price that investors are willing to pay in this offering, for which the price range is intended to serve as an estimate, may take into account other things that have not been expressly considered in the Company’s prior valuations but matter to investors in their own subjective and qualitative assessment of the Company, are thus not objectively determinable and are not quantifiable for purposes of valuation models.

The Company respectfully requests that the Staff return to us this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review.  We have provided a self-addressed stamped envelope for this purpose.  In addition, the Company requests confidential treatment under 17 C.F.R. § 200.83 (1992) for this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations.

If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (617) 570-1928.

Sincerely,

/s/ Joseph C. Theis, Jr.

Joseph C. Theis, Jr.

cc:           Christine Torney, United States Securities and Exchange Commission

James Rosenberg, United States Securities and Exchange Commission

Scott Foley, United States Securities and Exchange Commission

Vipin Garg, Chief Executive Officer, President and Director, Neos Therapeutics, Inc.

Mitchell S. Bloom, Goodwin Procter LLP

CONFIDENTIAL TREATMENT REQUESTED BY NEOS THERAPEUTICS, INC.